File No. 001-16189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

of the

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Northern Indiana Public
Service Company
Bargaining Unit Tax
Deferred Savings Plan

Financial Statements as of December 31, 2004 and
2003 and for the Year Ended December 31, 2004,
Supplemental Schedule as of December 31, 2004, and
Report of Independent Registered Public Accounting
Firm

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of the
Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan Merrillville,
Indiana

We have audited the accompanying statements of net assets available for benefits of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 23, 2005

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS—At fair value:
Mutual funds	$61,809,508	$58,866,537
Common stock fund	19,304,470	19,480,438
Money market fund	9,890,356	10,848,141
Participant loans	2,038,914	1,761,940

Total investments	93,043,248	90,957,056

RECEIVABLES:
Participant contributions	—	32,656
Employer contributions	—	3,500

Total receivables	—	36,156

NET ASSETS AVAILABLE FOR BENEFITS	$93,043,248	$90,993,212

See notes to financial statements.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Participant	$5,501,697
Employer	595,221

Total contributions	6,096,918

Investment income:
Net appreciation in fair value of investments	3,985,037
Dividends and interest	2,422,354

Investment income	6,407,391

Total additions	12,504,309

DEDUCTIONS:
Benefits paid to participants	(9,936,604)
Transfers—net	(484,595)
Offset of previously defaulted loans	(22,705)
Administrative expenses	(10,369)

Total deductions	(10,454,273)

NET INCREASE	2,050,036

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	90,993,212

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$93,043,248

See notes to financial statements.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

Northern Indiana Public Service Company (the “Company”) is a wholly owned subsidiary of NiSource Inc. The following description of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan was established effective October 1, 1987. It is a defined contribution plan available to substantially all active bargaining unit employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions.

Contributions—Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Additionally, participants who are at least 50 years old can make catch-up contributions to the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

The Company contributes an amount equal to 1/9th of a participant’s pre-tax contribution. The matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees may direct matching NiSource Inc. Common Stock Fund contributions among any of the funds available in the Plan.

Starting January 1, 2005, all NIPSCO active union employees will be given a choice between a Cash Balance and Final Average Pay defined benefit plan, which will take effect in May 2005. Those employees who choose the Cash Balance defined benefit plan will have a different company match under the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan. The Company match will remain the same for employees who choose the Final Average Pay plan.

Rollovers from Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants that have participated in the Plan for at least one year may borrow up to 50% from their accounts a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1% based on the last day of the previous month they take out the loan. Interest rates range from 4.75% to 9.5% at December 31, 2004. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence, which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants may only have two loans outstanding at any given time.

Participant Withdrawals—Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

     Age 59 1/2 withdrawals;

     Voluntary withdrawals from after-tax, rollover and matching contributions; and

     Hardship withdrawals, subject to the Plan rules.

A Company matching contribution or hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits—All amounts distributed from a participant’s account following termination of employment shall be distributed in one lump-sum amount, in cash, or, if elected by the participant or beneficiary, in shares of NiSource Inc. common stock based on the numbers of whole shares allocated to the NiSource Inc. Common Stock Fund for the participant. If the amount payable under the plan to any participant or beneficiary is less than or equal to $5,000, the administrative committee will direct that such amount be paid in a lump sum.

Transfers Between Plans—Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

Employee Stock Ownership Plan—The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants—Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

		December 31
		2004	2003
*	NiSource Inc. Common Stock Fund	$19,304,470	$19,480,438
	Fidelity Magellan Fund	26,757,822	26,970,875
	Fidelity Growth and Income Fund	14,804,291	14,614,053
	Fidelity Retirement Money Market Fund	9,890,356	10,848,141
	Fidelity Intermediate Bond Fund	6,162,387	6,630,365

*	Includes nonparticipant-directed investments

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,325,509
NiSource Inc. Common Stock Fund	659,528

$3,985,037

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2004	2003
* Net assets:
NiSource Inc. Common Stock Fund	$19,304,470	$19,480,438

Year Ended
December 31,
2004
* Changes in net assets:
Participant contributions	$1,069,104
Employer contributions	506,539
Dividends and interest	804,161
Participant loans, net	(38,743)
Net appreciation in fair value of investments	659,528
Benefits paid to participants	(1,866,954)
Transfers, net	(78,611)
Administrative expenses	(5,390)
Net exchanges between investment options	(1,225,602)

$(175,968)

*	Includes participant-directed investments

5.	RELATED-PARTY TRANSACTIONS

The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

7.	TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated September 26, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i
EIN: 35-0552990, PLAN: 003
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of Issuer,	Description of Investment,
	Borrower, Lessor,	Including Maturity Date, Rate of Interest,		Fair
	or Similar Party	Collateral and Par or Maturity Value	Cost **	Value
*	NiSource Inc.	Common Stock Fund	$15,565,079	$19,304,470
*	Fidelity Investments	Retirement Money Market Fund	**	9,890,356
*	Fidelity Investments	Magellan Fund	**	26,757,822
*	Fidelity Investments	Contrafund	**	1,041,062
*	Fidelity Investments	Equity Income Fund	**	436,032
*	Fidelity Investments	Growth Fund	**	698,433
*	Fidelity Investments	Growth and Income Fund	**	14,804,291
*	Fidelity Investments	Intermediate Bond Fund	**	6,162,387
*	Fidelity Investments	Overseas Fund	**	1,568,243
*	Fidelity Investments	Europe Fund	**	175,175
*	Fidelity Investments	Pacific Basin Fund	**	100,275
*	Fidelity Investments	Balanced Fund	**	936,738
*	Fidelity Investments	Puritan Fund	**	1,058,326
*	Fidelity Investments	Small Cap Independent Fund	**	830,647
*	Fidelity Investments	Spartan U.S. Equity Index Fund	**	1,825,213
*	Fidelity Investments	Freedom Income Fund	**	338,085
*	Fidelity Investments	Freedom 2010 Fund	**	1,223,540
*	Fidelity Investments	Freedom 2020 Fund	**	281,242
*	Fidelity Investments	Freedom 2030 Fund	**	82,022
*	Fidelity Investments	Freedom 2040 Fund	**	17,688
	PIMCO Investments	Total Return Fund (institutional)	**	490,737
	PIMCO Investments	Long-Term Government Fund	**	394,078
	PIMCO Investments	Low-Duration Fund (institutional)	**	110,968
	PIMCO Investments	StockPLUS Fund (institutional)	**	132,610
	Janus Investments	SmallCap Value Fund (institutional)	**	1,115,533
	Dreyfus Investments	Emerging Leaders Fund	**	433,247
	Morgan Stanley Investments	U.S. SmallCap Core Fund	**	158,253
	Vanguard Investments	U.S. Growth Investor Shares Fund	**	165,088
	American Funds Investments	EuroPacific Growth Fund	**	471,773
*	Various Plan participants	Participant loans, with interest rates ranging
		from 4.75% to 9.5% and maturity dates ranging
		from January 2005 to October 2031.		2,038,914

	TOTAL ASSETS (HELD AT END OF YEAR)			$93,043,248

*	Denotes a party-in-interest

**	Cost omitted for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-107421 and 333-107421-01 of NiSource Inc. on Form S-3, Registration Statement Nos. 333-107748 and 333-107743 of NiSource Inc. on Form S-8, and Registration Statement Nos. 333-33896 and 333-33896-01 of NiSource Inc. on Form S-4 of our report dated June 23, 2005, relating to the financial statements of Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan, appearing in this Annual Report on Form 11-K of Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 23, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

By		Date	June 29, 2005

/s/ David J. Vajda
Vice President & Treasurer, NiSource Inc.
Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan for the fiscal year ended on December 31, 2004 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Gary L. Neale	/s/ Michael W. O’Donnell
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer